UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	January 18, 2018	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the appropriate course of action, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Stock code: 00670)

CONNECTED TRANSACTION

PROPOSED AMENDMENTS TO

THE NON-COMPETITION UNDERTAKING

Independent Financial Adviser

to the Independent Board Committee and the Independent Shareholders

Capitalised terms used in this cover page shall have the same meanings as those defined in the section headed “Definitions” of this circular.

The Company will convene the EGM at Four Seasons Hall, 2/F, Shanghai International Airport Hotel at 9:30 a.m. on Thursday, 8 February 2018. Notice of the EGM setting out the resolution to be approved at the EGM, the proxy form and the attendance slip have been despatched to the Shareholders and published on the websites of the Hong Kong Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.ceair.com) on 22 December 2017.

If you are not able to attend and/or vote at the EGM, you are strongly urged to complete and return the proxy form in accordance with the instructions thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not later than 24 hours before the time scheduled for holding the EGM or any adjournment thereof.

Completion and return of the proxy form will not preclude you from attending and voting at the EGM or at any adjourned meeting should you so wish.

18 January 2018

— i —

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“associate(s)”	has the meaning ascribed to it under the Listing Rules;

“Board”	means the board of Directors;

“CEA Holding”	means (China Eastern Air Holding Company Limited*), formerly known as (China Eastern Air Holding Company*), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 56.38% of its issued share capital as at the Latest Practicable Date;

“Company”	means (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary receipts are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person(s)”	has the meaning ascribed to it under the Listing Rules; “controlling

shareholder”	has the meaning ascribed to it under the Listing Rules;

“Controlling Shareholder”	means the controlling Shareholder of the Company, CEA Holding;

“Directors”	means the directors of the Company;

“EGM”	means the extraordinary general meeting of the Company to be convened for the purpose of approving, among other matters, the Supplemental Agreement II and the Proposed Amendments to the Non-competition Undertaking contemplated thereunder;

“Group”	means the Company and its subsidiaries;

“Hong Kong”	means Hong Kong Special Administrative Region of the People’s Republic of China;

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Independent Board Committee”	means the independent board committee of the Company comprising the independent non-executive Directors formed to advise the Independent Shareholders in respect of the Supplemental Agreement II and the Proposed Amendments to the Non-competition Undertaking;

DEFINITIONS

“Independent Financial Adviser” or “Octal Capital”	means Octal Capital Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a licensed corporation for carrying out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO;

“Independent Shareholders”	means the Shareholders, other than CEA Holding and its associate(s), if any;

“Latest Practicable Date”	means 15 January 2018, being the latest practicable date for ascertaining certain information included herein before the printing of this circular;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“Proposed Amendments” or “Proposed Amendments to the Non-competition Undertaking”	means the proposed amendments to the Non-competition Undertaking (as defined in this circular) as agreed by the Company and CEA Holding, its Controlling Shareholder, in the Supplemental Agreement II dated 22 December 2017;

“Reorganization and Division Agreement”	means the reorganization and division agreement entered into by the Company and CEA Holding, its Controlling Shareholder, dated 14 April 1995;

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shareholder(s)”	means the shareholder(s) of the Company;

“Supplemental Agreement I”	means the first supplemental agreement to the Reorganization and Division Agreement entered into by the Company and CEA Holding, its Controlling Shareholder, dated 5 December 1996; and

“Supplemental Agreement II”	means the second supplemental agreement to the Reorganization and Division Agreement entered into by the Company and CEA Holding, its Controlling Shareholder, dated 22 December 2017, for the purpose of amending the Non-competition Undertaking (as defined in this circular).

*	For identification purpose only

LETTER FROM THE BOARD

(Stock code: 00670)

Directors:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Li Yangmin	(Director, Vice President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Tang Bing	(Director, Vice President)
Tian Liuwen	(Director, Vice President)

Independent non-executive Directors:

Li Ruoshan

Ma Weihua

Shao Ruiqing

Cai Hongping

Legal address:

66 Airport Street

Pudong International Airport

Shanghai

PRC

Head office:

92 Konggang 3rd Road Changning District Shanghai

PRC

Principal place of business in Hong Kong:

Unit D, 19/F.,

United Centre

95 Queensway

Hong Kong

Hong Kong share registrar and transfer office:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor Hopewell Centre

183 Queen’s Road East Wanchai

Hong Kong

18 January 2018

To the shareholders of the Company

Dear Sir or Madam,

LETTER FROM THE BOARD

CONNECTED TRANSACTION

PROPOSED AMENDMENTS TO

THE NON-COMPETITION UNDERTAKING

1. INTRODUCTION

Reference is made to the announcement of the Company dated 22 December 2017 regarding the Supplemental Agreement II entered into between the Company and CEA Holding, its Controlling Shareholder, and the Proposed Amendments to the Non-competition Undertaking contemplated thereunder. The purpose of this circular is to provide you with, amongst others, (a) further details of the Supplemental Agreement II and the Proposed Amendments; (b) a letter from the Independent Board Committee containing its recommendation to the Independent Shareholders in respect of the Supplemental Agreement II and the Proposed Amendments; and (c) a letter from the Independent Financial Adviser containing its advice and recommendation to the Independent Board Committee and the Independent Shareholders in relation to the Supplemental Agreement II and the Proposed Amendments.

2. BACKGROUND

The Company and its Controlling Shareholder, CEA Holding, have entered into the Reorganization and Division Agreement on 14 April 1995, pursuant to which (China Eastern Airlines Company*), the predecessor of the Company and CEA Holding, was reorganized and spun off into the Company and CEA Holding. On 5 December 1996, the Company and CEA Holding entered into the Supplemental Agreement I to amend the Reorganization and Division Agreement.

Pursuant to Article 3 of the Reorganization and Division Agreement (as supplemented by the Supplemental Agreement I), CEA Holding has undertaken to the Company that, so long as the Company is listed in the PRC, Hong Kong or New York, if CEA Holding holds more than 35% of the issued shares of the Company or is deemed to be the controlling shareholder of the Company pursuant to the listing rules of relevant stock exchange(s) or relevant laws and regulations, CEA Holding shall not, in any place within or outside the PRC or in any way (including but not limited to carrying on through sole proprietorship, forming partnerships or joint ventures with others and holding shares or interests in other companies or enterprises, except that the shares held by CEA Holding do not exceed 10% of the shares of the company or enterprise as listed on a stock exchange) conduct any business or activities that is or may be in direct or indirect competition with the business of the Company (the “Non-competition Undertaking”).

Pursuant to the Non-competition Undertaking, CEA Holding is generally restricted from investing in any companies or enterprises that is or may be in direct or indirect competition with the principal business of the Company (the “Competing Enterprise(s)”), including any new opportunity(ies) to invest in the Competing Enterprise (the “New Investment Opportunity(ies)”). Such undertaking was given almost 21 years ago, and the practice in Hong Kong in connection with managing competition between a Hong Kong listed issuer and its controlling shareholder(s) has been evolving ever since. At present, it is not uncommon that a controlling shareholder of a company listed on the Hong Kong Stock Exchange be permitted, under the non-competition arrangement between itself and the listed issuer, to pursue New Investment Opportunities after certain procedures are followed and certain conditions are satisfied. For example, in certain situations, the New Investment Opportunity may be attractive and beneficial to an issuer in a long term. However, the issuer may be exposed to higher risks if it pursues such New Investment Opportunity at an early stage, or the issuer may not have the necessary resources to pursue it at the time when such New Investment Opportunity arises. In such cases, the controlling shareholder of the issuer may be permitted under the non-competition agreement to pursue such New Investment Opportunity after the issuer has declined such opportunity. The controlling shareholder may grant a right of first refusal or call option to the issuer so that the issuer may determine whether to request its controlling shareholder to transfer such New Investment Opportunity to the issuer at an appropriate time in the future. Such arrangement is designed to strike a balance between restricting undue competition between the listed issuer and its controlling shareholder on the one hand, and providing flexibility in pursuing new business opportunities by the controlling shareholder and, ultimately, by the listed issuer on the other hand. To cope with the ever-intensive competition in the airline industry and to seize the ever-changing opportunities, the Company considers it desirable to amend the existing Non-competition Undertaking to accommodate the aforementioned flexibility, with an aim to further promote the synergy between the Group and CEA Holding.

LETTER FROM THE BOARD

3. PROPOSED AMENDMENTS

On 22 December 2017, the Company and CEA Holding entered into the Supplemental Agreement II to amend the Non-competition Undertaking of CEA Holding as set out in Article 3 of the Reorganization and Division Agreement (as supplemented by the Supplemental Agreement I).

Pursuant to the Proposed Amendments, CEA Holding undertakes to the Company that so long as the Company is listed in the PRC, Hong Kong or New York, if CEA Holding holds more than 35% of the issued shares of the Company or is deemed to be the controlling shareholder of the Company pursuant to the listing rules of relevant stock exchange(s) or relevant laws and regulations, CEA Holding shall not, in any place within or outside the PRC or in any way, conduct any business or activities that is or may be in direct or indirect competition with the business of the Company, with an exception that CEA Holding will be allowed to conduct equity investment in Competing Enterprises, provided that CEA Holding and its controlled subsidiary(ies) (other than the Group) will not contravene any applicable laws and regulations as well as regulatory rules, control or be deemed to control such Competing Enterprises by the listing rules of relevant stock exchange(s) or relevant laws and regulations after the investment, and subject to the conditions (1) to (6) as set out below:

(1)	When CEA Holding spots a New Investment Opportunity, CEA Holding shall notify the Company in writing as soon as reasonably practicable and use its best efforts to procure the New Investment Opportunity to be first referred to the Company on reasonable and fair terms and conditions.

(2)	If the Company decides not to pursue the New Investment Opportunity due to any reason (such decision shall be made by the independent non-executive Directors of the Company), the Company shall notify CEA Holding in a timely manner and in any case within 20 calendar days after receiving the notice of CEA Holding made pursuant to item (1) above. If (i) the Company expressly declines the New Investment Opportunity; or (ii) the Company does not issue the written notice to CEA Holding within 20 calendar days, CEA Holding or its controlled subsidiary(ies) is/are allowed to take up the New Investment Opportunity (the “New Business”) on the condition that the major terms of such investment shall not be more favorable than those made available to the Company, and such terms have been fully disclosed by CEA Holding or its controlled subsidiary(ies) to the Company in a timely manner before the Company declines such New Investment Opportunity.

(3)	In view of the New Business invested by CEA Holding pursuant to item (2) above, CEA Holding will grant a call option (the “Call Option”) to the Company so that the Company is entitled to purchase the shares or equity in relation to the New Business from CEA Holding when the Company considers appropriate. There will not be any specific term for the Call Option and CEA Holding will not charge the Company any price for granting the Call Option. When the Company exercises the Call Option, the price of the target business will be determined after arm’s length negotiations between the Company and CEA Holding after taking into account the then market condition, the value of the target business and other factors as the case maybe.

(4)	In view of the New Business invested by CEA Holding pursuant to item (2) above, if CEA Holding proposes to dispose the shares or equity acquired in relation to the New Business, it shall first notify the Company the conditions of the proposed disposal in advance and grant the right of first refusal (the “Right of First Refusal”) to the Company for acquiring such shares or equity.

LETTER FROM THE BOARD

(5)	CEA Holding undertakes to provide or cooperate to provide to the Company all materials in relation to the New Business that are reasonably available to CEA Holding so that the Company could evaluate the New Business and make an informed decision on whether to invest the New Business or to exercise the Call Option or the Right of First Refusal.

(6)	The exercise of Call Option or the Right of First Refusal by the Company is subject to the compliance of applicable regulatory requirements, disclosure and/or approval procedures (if necessary). If the Company decides not to exercise the Right of First Refusal after performing relevant approval procedures pursuant to applicable laws, regulations and rules of relevant stock exchange(s), CEA Holding is entitled to dispose the relevant shares/equity under the same conditions, without the restrictions under the Proposed Amendments.

For the avoidance of doubt, similar to the existing Non-competition Undertaking, the investment in and holding of shares not exceeding 10% of the shares of a company or an enterprise as listed on a stock exchange by CEA Holding and/or its controlled subsidiary(ies) will not be restricted under the Proposed Amendments either.

Save as disclosed above, there is no other change to the remaining material terms of the Reorganization and Division Agreement and the Supplemental Agreement I.

The Proposed Amendments shall take effect upon the Company having obtained the approval of Independent Shareholders in respect of the Proposed Amendments.

4. COMPLIANCE MEASURES

Upon receipt of the written notice of any New Investment Opportunity, a board committee comprising only the independent non-executive Directors will review, consider and decide whether (i) the New Business would constitute a restricted business set out in the Proposed Amendments (“Restricted Business”); and (ii) it is in the interest of the Company and the Shareholders as a whole to pursue the New Investment Opportunity or to permit CEA Holding or its controlled subsidiary(ies) to pursue the New Investment Opportunity.

In assessing whether or not to pursue the New Investment Opportunity, the independent non-executive Directors should consider all factors they consider relevant, including feasibility studies, estimated profitability, market, commercial and counterparty risks, compliance with the business strategy of the Group, possible synergy with the Group’s operation, the financial resources available to the Group and the qualifications and/or eligibility the Group has at that time, as well as the relevant legal, regulatory and contractual requirements, with a view to arriving at a decision which is in the best interest of the Company and the Shareholders as a whole. Such board committee may appoint financial advisors or professional experts to provide advice, at the cost of the Company, on whether to pursue or decline any New Investment Opportunity.

LETTER FROM THE BOARD

Recognizing that the potential competition may exist between the New Business and the business of the Company for such period until the Company decides to exercise the Call Option or CEA Holding completes the disposal of the New Business, as disclosed above in paragraphs (3) to (5) of the section headed “Proposed Amendments”, certain post-investment undertakings have been provided by the CEA Holding in favour of the Company to address such potential competition. The Call Option granted to the Company will likely reduce the potential competition arising from such New Business held by CEA Holding in the future which may be detrimental to the interest of the Company. The Right of First Refusal granted to the Company will provide the Company with certain level of control over the New Business to the extent that CEA Holding can only dispose of the New Business to third parties when the Company declines to acquire it.

In addition, a board committee comprising the independent non-executive Directors only will review whether to exercise the Call Option on an annual basis.

Based on the above, the Board considers that sufficient measures are in place to protect the Company’s interest from the potential competition from the New Business.

5. REASONS FOR ENTERING INTO THE SUPPLEMENTAL AGREEMENT II

The airline industry environment and its competition landscape have experienced a great change since the entering into of the Reorganization and Division Agreement (as supplemented by the Supplemental Agreement I). The Directors (including the independent non-executive Directors) consider that the restriction under the Non-competition Undertaking on CEA Holding, the Controlling Shareholder, which unconditionally restricts it from pursuing any New Investment Opportunity, is unnecessarily burdensome and not able to cater for the needs of the Company for developing its business and coping with the competition in the industry.

When the Company encounters a New Investment Opportunity and the Company invests in such opportunities immediately, it may cause or bring relatively higher financial pressure and investment risk to the Company and therefore is adverse to the solid operation of the Company. To allow CEA Holding to participate in the New Investment Opportunity first and grant the Company a Call Option to acquire the shares or equity in relation to the New Business from CEA Holding at an appropriate time after the New Business become more mature is a better and more beneficial choice to the Company. Thus, the Company can avoid the risk of investing in such New Business at an earlier stage and enjoy the potential upside of the New Business for exercising the Call Option after it becomes more mature. In the situation where the Company does not have the capacity, resources or willingness to invest in the New Business, other competitors of the Company may invest in the New Business that CEA Holding is generally restricted from investing in under the current Non-competition Undertaking, which in turn will be unfavorable to the Company. The Proposed Amendments aim to strike a balance between restricting undue competition between the listed issuer and its controlling shareholder on the one hand, and providing flexibility in pursuing new business opportunities by the controlling Shareholder and, ultimately, by the listed issuer on the other hand. To allow CEA Holding to pursue and incubate such business first under certain procedures and conditions and to grant the Call Option and the Right of First Refusal in favour of the Company, would reserve flexibility for the Company to acquire and/or participate in the new business opportunities at a later but more appropriate time after the Company has conducted proper due diligence and analysis.

The investment in other competitive companies as a minority shareholder by CEA Holding in the airline industry will also promote and strengthen the cooperation of the Company with such companies. One example is that in October 2017, CEA Holding subscribed for 10% of the equity interest in AIR FRANCE – KLM which has promoted the cooperation between the Company and AIR FRANCE – KLM and is beneficial to the strengthening of competitiveness of the Company in the market.

LETTER FROM THE BOARD

Therefore the Proposed Amendments are beneficial for the Company to seize the ever-changing opportunities in the airline industry and develop its business which will further promote the synergy between the Company and CEA Holding.

Based on the above, the Directors (including the independent non-executive Directors) believe that the Proposed Amendments would enhance the procedures of referring new business opportunities relating to any Restricted Business to the Company and are on normal commercial terms, fair and reasonable and in the interest of the Company and the Shareholders as a whole.

6. LISTING RULES IMPLICATIONS

As at the Latest Practicable Date, CEA Holding holds more than 30% of the issued share capital of the Company and thus is a connected person of the Company as defined under the Listing Rules. The entering into of the Supplemental Agreement II constitutes a connected transaction under Chapter 14A of the Listing Rules which is subject to the reporting, announcement and Independent Shareholders’ approval requirements under the Listing Rules.

An Independent Board Committee has been formed to advise the Independent Shareholders on the Supplemental Agreement II and the Proposed Amendments contemplated thereunder. The Independent Financial Adviser has also been appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the Supplemental Agreement II and the Proposed Amendments contemplated thereunder.

Each of Mr. Liu Shaoyong (a Director and the chairman of the Company), Mr. Ma Xulun (the vice chairman and president of the Company), Mr. Li Yangmin (a Director and a vice president of the Company), Mr. Xu Zhao (a Director), Mr. Gu Jiadan (a Director), Mr. Tang Bing (a Director and a vice president of the Company) and Mr. Tian Liuwen (a Director and a vice president of the Company) is a member of the senior management of CEA Holding, who may be regarded as having a material interest in the Supplemental Agreement II and therefore they have abstained from voting on the relevant resolution(s) at the meeting of the Board convened for the purpose of approving the Supplemental Agreement II and the Proposed Amendments contemplated thereunder. Save as disclosed above, none of the Directors has a material interest in the Supplemental Agreement II and the Proposed Amendments contemplated thereunder.

CEA Holding and its associates will abstain from voting on the special resolution approving the Supplemental Agreement II and the Proposed Amendments contemplated thereunder which will be taken on a poll as required under Rule 14A.36 of the Listing Rules at the EGM.

7. INFORMATION RELATING TO THE PARTIES

7.1 Information relating to the Group

The Company is principally engaged in the business of civil aviation.

7.2 Information relating to CEA Holding

CEA Holding is a wholly PRC state-owned enterprise. It is principally engaged in managing all the state-owned assets and equity interest formed and invested by the state in CEA Holding and its invested enterprises.

LETTER FROM THE BOARD

8. EGM & RECOMMENDATION

8.1 EGM

Notice of EGM

The Company will convene the EGM at Four Seasons Hall, 2/F, Shanghai International Airport Hotel at 9:30 a.m. on Thursday, 8 February 2018, or any adjournment thereof, to approve, among other matters, the special resolution in respect of the Supplemental Agreement II and the Proposed Amendments to the Non-competition Undertaking contemplated thereunder.

Closure of books

The H share register of members of the Company is closed from Tuesday, 9 January 2018 to Thursday, 8 February 2018, both days inclusive, during which period no transfer of the H shares of the Company will be effected. Where applicable, holders of the H shares of the Company intending to attend the EGM were therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:30 p.m. on Monday, 8 January 2018. The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

Telephone: +852 2862 8628

Fax: +852 2865 0990

Registration procedures for attending the EGM

(1)	Holders of the H shares of the Company shall deliver their written replies for attending the EGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the place of business of the Board Secretarial Office of the Company located at Room 307, China Eastern Airlines Building No. 1 (next to Terminal One of Shanghai Hongqiao International Airport), 92 Konggang 3rd Road, Changning District, Shanghai, the PRC (fax no: +86 21 62686116) (for the attention of the Office of the Secretary of the Board of Directors) from 9:00 a.m. to 4:00 p.m. on Thursday, 18 January 2018 (if by facsimile) or between Thursday, 11 January 2018 to Thursday, 18 January 2018 (if by post). If proxies are appointed by Shareholders to attend the EGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(2)	Shareholders can deliver the necessary documents for registration to the Company by post or by facsimile.

LETTER FROM THE BOARD

Appointing proxies

(1)	Shareholders who have the right to attend and vote at the EGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(2)	The instrument appointing a proxy must be duly authorised in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For the holders of the H shares of the Company, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H share registrar not less than 24 hours before the time scheduled for the holding of the EGM before such documents would be considered valid.

(3)	If more than one proxy has been appointed by any Shareholder, such proxies shall not vote at the same time.

8.2 Recommendation

Your attention is drawn to the letter from the Independent Board Committee set out on pages 12 to 13 of this circular which contains its recommendation to the Independent Shareholders, and the letter of advice from the Independent Financial Adviser set out on pages 14 to 20 of this circular containing its advice to the Independent Board Committee and the Independent Shareholders. The Independent Shareholders are advised to read the aforesaid letters before deciding as to how to vote on the resolution approving the Supplemental Agreement II and the Proposed Amendments to the Non- competition Undertaking contemplated thereunder.

Having taken into account the factors as disclosed in the section headed “Reasons for entering into the Supplemental Agreement II” above, the Directors (excluding the independent non-executive Directors whose views are set out in the section headed “Letter from the Independent Board Committee” of this circular) consider that the transactions under the Supplemental Agreement II are not in the ordinary and usual course of business of the Company; and the terms of the Supplemental Agreement II are on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Independent Shareholders to vote in favour of the special resolution to be proposed at the EGM to approve the Supplemental Agreement II and the Proposed Amendments to the Non-competition Undertaking contemplated thereunder.

8.3 Voting

As at the Latest Practicable Date, CEA Holding directly and indirectly held 5,530,240,000 A shares and 2,626,240,000 H shares of the Company, representing in aggregate approximately 56.38% of the issued share capital of the Company and therefore CEA Holding and its associate(s), if any, are connected persons of the Company. CEA Holding and its associate(s), if any, will at the EGM abstain from voting on the special resolution approving the Supplemental Agreement II and the Proposed Amendments to the Non-competition Undertaking contemplated thereunder which will be taken on a poll as required under the Listing Rules. To the extent that the Company is aware having made all reasonable enquiries, as at the Latest Practicable Date:

(i)	there was no voting trust or other agreement, arrangement or understanding (other than an outright sale) entered into by or binding upon CEA Holding;

LETTER FROM THE BOARD

(ii)	CEA Holding was not subject to any obligation or entitlement whereby it had or might have temporarily or permanently passed control over the exercise of the voting rights in respect of its shares in the Company to a third party, whether generally or on a case-by-case basis; and

(iii)	it was not expected that there would be any discrepancy between CEA Holding’s beneficial shareholding interest in the Company as disclosed in this circular and the number of shares in the Company in respect of which it would control or would be entitled to exercise control over the voting right at the EGM.

9. ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the Appendix to this circular.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(Stock code: 00670)

To the Independent Shareholders

Dear Sir/Madam,

CONNECTED TRANSACTION

PROPOSED AMENDMENTS TO

THE NON-COMPETITION UNDERTAKING

We refer to the circular of the Company dated 18 January 2018 (the “Circular”) of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

We have been appointed as members of the Independent Board Committee to advise the Independent Shareholders on the Supplemental Agreement II and the Proposed Amendments to the Non-competition Undertaking contemplated thereunder and whether the terms are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Octal Capital has been appointed as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in this regard.

Your attention is drawn to:

(a)	the letter from the Board set out on pages 3 to 11 of this Circular which contains information about the Supplemental Agreement II and the Proposed Amendments to the Non-competition Undertaking contemplated thereunder;

(b)	the letter from the Independent Financial Adviser set out on pages 14 to 20 of this Circular which contains its advice to the Independent Board Committee and the Independent Shareholders; and

(c)	additional information set out in the appendix of this Circular.

Having considered the terms of the Supplemental Agreement II and the Proposed Amendments to the Non-competition Undertaking contemplated thereunder and the advice and recommendations of the Independent Financial Adviser and taken into account the principal factors and reasons considered by the Independent Financial Adviser, we consider that the transactions under the Supplemental Agreement II are not in the ordinary and usual course of business of the Company; and the terms of the Supplemental Agreement II and the Proposed Amendments to the Non-competition Undertaking contemplated thereunder are on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Accordingly, we recommend the Independent Shareholders to vote in favour of the special resolution to be proposed at the EGM to approve the Supplemental Agreement II and the Proposed Amendments to the Non-competition Undertaking contemplated thereunder.

Yours faithfully, Li Ruoshan Ma Weihua Shao Ruiqing Cai Hongping Independent Board Committee

LETTER FROM OCTAL CAPITAL

801-805, 8/F, Nan Fung Tower 88 Connaught Road Central Hong Kong

18 January 2018

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

CONNECTED TRANSACTION

PROPOSED AMENDMENTS TO

THE NON-COMPETITION UNDERTAKING

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Supplemental Agreement II, details of which are set out in the letter from the Board (the “Letter from the Board”) contained in the circular of the Company dated 18 January 2018 (the “Circular”), of which this letter forms a part. Unless the context requires otherwise, capitalised terms used in this letter shall have the same meanings as ascribed to them under the section headed “Definitions” in the Circular.

As set out in the Letter from the Board, on 22 December 2017, the Company entered into the Supplemental Agreement II with CEA Holding, its Controlling Shareholder, and the Proposed Amendments to the Non-competition Undertaking contemplated thereunder.

As at the Latest Practicable Date, CEA Holding controls more than 30% of the issued share capital of the Company and thus is a connected person of the Company as defined under the Listing Rules. The entering into of the Supplemental Agreement II constitutes a connected transaction under Chapter 14A of the Listing Rules which is subject to the reporting, announcement and Independent Shareholders’ approval requirements under the Listing Rules.

We, Octal Capital Limited, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the Proposed Amendments in this regard. We are not connected with the Directors, chief executive and substantial shareholders of the Company or CEA Holding or any of their respective subsidiaries or associates and are therefore considered suitable to give independent advice to the Independent Board Committee and the Independent Shareholders. During the last two years, we were engaged by the Company as an independent financial adviser to the Company (the “Previous Engagements”) in respect of (i) a connected transaction in relation to disposal of the entire equity interest in Eastern Air Logistics Co., Ltd (details can be referred to the circular of the Company dated 19 December 2016); (ii) a continuing connected transaction in relation to financial services (details can be referred to the circular of the Company dated 21 September 2016); and (iii) a continuing connected transaction in relation to aircraft finance lease (details can be referred to the circular of the Company dated 20 May 2016). Under the Previous Engagements, we were required to express our opinion on and give recommendations to the Independent Board Committee and independent Shareholders in respect of the relevant transactions. Apart from normal professional fees payable to us in connection with this appointment, no arrangement exists whereby we will receive any fees or benefits from the Group or the directors, chief executive and substantial shareholders of the Company or CEA Holding or any of its subsidiaries or their respective associates.

LETTER FROM OCTAL CAPITAL

In formulating our opinion, we have relied on the accuracy of the information and representations contained in the Circular and have assumed that all information and representations made or referred to in the Circular were true at the time they were made and continue to be true as at the Latest Practicable Date. We have also relied on our discussion with the Directors and management of the Company regarding the Group and CEA Holding, including the information and representations contained in the Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors and management of the Company in the Circular were reasonably made after due enquiry. We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our advice. We have no reason to suspect that any material facts have been omitted or withheld from the information contained or opinions expressed in the Circular nor to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and management of the Company. We have not, however, conducted an independent in-depth investigation into the business and affairs of the Group, CEA Holding and their respective subsidiaries or associates nor have we carried out any independent verification of the information supplied.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion regarding the terms of the Proposed Amendments, we have considered the following principal factors and reasons:

1. INFORMATION ON THE GROUP

The Company, established in the PRC on 14 April 1995, is a joint stock company listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange. The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

As at the end of 2016, the Group has operated a modernized fleet comprise of nearly 600 passenger aircraft and cargo carries, with an average fleet age of 5.4 years for the major model, being one of the youngest and the most streamlined fleet among the global large size international airlines. The Company has extended its flight network to 177 countries around the world and 1,062 destinations. Passenger capacity exceeded 100 million, ranking the seventh around the world.

2. INFORMATION ON CEA HOLDING

CEA Holding is the controlling shareholder of the Company, holding approximately 56.38% of the issued share capital of the Company. It is a wholly State-owned enterprise which is principally engaged in managing all the state-owned assets and equity interest formed and invested by the state in CEA Holding and its invested enterprises. CEA Holding has evolved into a more comprehensive air transportation system focusing on the core business of air transportation, which in particular includes the eight major sectors of air transportation, aviation real estate, aviation finance, aviation catering and media and duty free etc.

3. BACKGROUND OF THE EXISTING NON-COMPETITION UNDERTAKING

The Company and CEA Holding, have entered into the Reorganization and Division Agreement on 14 April 1995, pursuant to which (China Eastern Airlines Company*), the predecessor of the Company and CEA Holding, was reorganized and spun off into the Company and CEA Holding. The Reorganization and Division Agreement was further amended on 5 December 1996.

LETTER FROM OCTAL CAPITAL

Pursuant to Article 3 of the Reorganization and Division Agreement (as supplemented by the Supplemental Agreement I), CEA Holding has undertaken to the Company that, so long as the Company is listed in the PRC, Hong Kong or New York, if CEA Holding holds more than 35% of the issued shares of the Company or is deemed to be the controlling shareholder of the Company pursuant to the listing rules of relevant stock exchange(s) or relevant laws and regulations, CEA Holding shall not, in any place within or outside the PRC or in any way (including but not limited to carrying on through sole proprietorship, forming partnerships or joint ventures with others and holding shares or interests in other companies or enterprises, except that the shares held by CEA Holding do not exceed 10% of the shares of the company or enterprise as listed on a stock exchange) conduct any business or activities that is or may be in direct or indirect competition with the business of the Company. As the existing shareholding of the Company held by CEA Holding exceed 35% as at the Latest Practicable Date, CEA Holding is generally restricted from investing in any companies or enterprises that is or may be in direct or indirect competition with the Competing Enterprise(s), including any New Investment Opportunity(ies).

4. REASONS FOR AND BENEFITS OF THE PROPOSED AMENDMENTS

As set out in the Letter from the Board, the Directors (excluding the independent non-executive Directors whose views are set out in the Letter from the Independent Board Committee contained in this circular) consider that the restriction under the Non-competition Undertaking on CEA Holding, the Controlling Shareholder, which unconditionally restricts it from pursuing any New Investment Opportunity, is unnecessarily burdensome and not able to cater for the needs of the Company for developing its business and coping with the competition in the industry. The Proposed Amendments aim to strike a balance between restricting undue competition between the listed issuer and its controlling shareholder on the one hand, and providing flexibility in pursuing new business opportunities by the controlling Shareholder and, ultimately, by the listed issuer on the other hand. To allow CEA Holding to pursue and incubate such business first under certain procedures and conditions and to grant the Call Option and the Right of First Refusal in favour of the Company, would reserve flexibility for the Company to acquire and/or participate in the New Business Opportunities at a later but more appropriate time after the Company has conducted proper due diligence and analysis.

As advised by the Company, CEA Holding has explored with the Company several potential New Investment Opportunities. However, due to several reasons mainly including the availability of financial resources of the Group or time constraints in relation to the requirement of shareholders’ approval, the Group could not take up those valuable New Investment Opportunities. As a result of the compliance with the existing Non-competition Undertaking, CEA Holding was compelled to abandon several potential New Investment Opportunities in the past. On the other hand, those abandoned potential New Investment Opportunities might be captured by the Group’s competitors which in turn would negatively influence the Group’s competitive strength as well as financial performance in future. Under the Proposed Amendments, we consider that the Proposed Amendments, allowing CEA Holding to participate in competing business of the Group and granting the Company the Call Option and the Right of First Refusal to acquire those potential New Investment Opportunities before conducting proper due diligence and analysis and when the Company considers the New Business and the timing appropriate, enables the Group to assess and evaluate the New Business to determine whether to take up the New Investment Opportunity and provides flexibility for the Group to pursue business opportunities in order to implement its business strategies and achieve sustainable growth.

LETTER FROM OCTAL CAPITAL

Based on our research on the airline industry in the PRC, we note from the “13th Five-year Plan” that the PRC government aims to increase the capital expenditure on the aviation infrastructure which mainly includes building 74 new civil transport airports such that the number of civil transport airports will reach approximately 260 by 2020. It is also anticipated that the number of air passengers in the PRC will grow to approximately 720 million, the country’s total civil aviation turnover would reach approximately 142 billion tons, and cargo and mail turnover will reach approximately 8.5 million tons in 2020. Moreover, being one of the four biggest state-owned aviation holding companies, the Group is facing keen competition in aspect of flight and timing, services and product, prices and channels, hubs and cooperation. According to a report named “China’s Airline Sector Benefits from Structural Growth” published by Fitch, the four airlines jointly represented approximately 77% of domestic revenue passenger kilometre in 2016, or around 90% if including all associate and affiliate airlines. In view of the increasing capital expenditure on the aviation infrastructure and the keen competition in the airline industry, providing incentives for those players in the airline industry to pursue new business development opportunities for their long-term business growth, we consider that the Proposed Amendments enables the Group to maintain its competitive edge among other market players by seizing business opportunities in airline industry and providing flexibility for its future development.

In view of above, we concur with the Directors that the Proposed Amendments, maintaining the competitive edge of the Group by providing flexibility for the Group to pursue business opportunities, is in the interest of the Company and the Shareholders as a whole.

5. THE PROPOSED AMENDMENTS

Pursuant to the Proposed Amendments, CEA Holding undertakes to the Company that so long as the Company is listed in the PRC, Hong Kong or New York, if CEA Holding holds more than 35% of the issued shares of the Company or is deemed to be the controlling shareholder of the Company pursuant to the listing rules of relevant stock exchange(s) or relevant laws and regulations, CEA Holding shall not, in any place within or outside the PRC or in any way, conduct any business or activities that is or may be in direct or indirect competition with the business of the Company, with an exception that CEA Holding will be allowed to conduct equity investment in Competing Enterprises, provided that CEA Holding and its controlled subsidiary(ies) (other than the Group) will not contravene any applicable laws and regulations as well as regulatory rules and subject to the conditions (1) to (6) as set out below:

(1)	When CEA Holding spots a New Investment Opportunity, CEA Holding shall notify the Company in writing as soon as reasonably practicable and use its best efforts to procure the New Investment Opportunity to be first referred to the Company on reasonable and fair terms and conditions.

(2)	If the Company decides not to pursue the New Investment Opportunity due to any reason (such decision shall be made by the independent non-executive Directors of the Company), the Company shall notify CEA Holding in a timely manner and in any case within 20 calendar days after receiving the notice of CEA Holding made pursuant to item (1) above. If (i) the Company expressly declines the New Investment Opportunity; or (ii) the Company does not issue the written notice to CEA Holding within 20 calendar days, CEA Holding or its controlled subsidiary(ies) is/are allowed to take up the New Business on the condition that the major terms of such investment shall not be more favorable than those made available to the Company, and such terms have been fully disclosed by CEA Holding or its controlled subsidiary(ies) to the Company in a timely manner before the Company declines such New Investment Opportunity.

LETTER FROM OCTAL CAPITAL

(3)	In view of the New Business invested by CEA Holding pursuant to item (2) above, CEA Holding will grant the Call Option to the Company so that the Company is entitled to purchase the shares or equity in relation to the New Business from CEA Holding when the Company considers appropriate. There will not be any specific term for the Call Option and CEA Holding will not charge the Company any price for granting the Call Option. When the Company exercises the Call Option, the price of the target business will be determined after arm’s length negotiations between the Company and CEA Holding after taking into account the then market condition, the value of the target business and other factors as the case maybe.

(4)	In view of the New Business invested by CEA Holding pursuant to item (2) above, if CEA Holding proposes to dispose the shares or equity acquired in relation to the New Business, it shall first notify the Company the conditions of the proposed disposal in advance and grant the Right of First Refusal to the Company for acquiring such shares or equity.

(5)	CEA Holding undertakes to provide or cooperate to provide all materials in relation to the New Business that are reasonably available to CEA Holding so that the Company could evaluate the New Business and make an informed decision on whether to invest the New Business or to exercise the Call Option or the Right of First Refusal.

(6)	The exercise of Call Option or the Right of First Refusal by the Company is subject to the compliance of applicable regulatory requirements, disclosure and/or approval procedures (if necessary). If the Company decides not to exercise the Right of First Refusal after performing relevant approval procedures pursuant to applicable laws, regulations and rules of relevant stock exchange(s), CEA Holding is entitled to dispose the relevant shares/equity under the same conditions, without the restrictions under the Proposed Amendments.

Pursuant to the above conditions of the Supplemental Agreement II, if a New Investment Opportunity is offered to CEA Holding, CEA Holding is allowed to pursue the New Investment Opportunity only if CEA Holding has received a notice from the Company that the Company would not pursue the New Investment Opportunity or the Company does not issue written notice to CEA Holding within 20 calendar days. CEA Holding has also granted the Company a Call Option to acquire the New Business when the Company considers appropriate. When CEA Holding proposes to dispose the shares of the New Business, it shall notify the Company in advance, provide all materials related to the New Business and grant the Right of First Refusal to the Company for acquiring such shares or equity.

We consider that the provision of the above mechanism (the “Mechanism”) under the Supplemental Agreement II will provide flexibility to the Company to consider whether to pursue any New Investment Opportunity at the first instance. If the New Investment Opportunity is neglected by the Group due to (i) the investment cost of the New Business exceeds the budget or available resources of the Group; or (ii) the risk of the New Business at its early stage is higher than the risk tolerance level of the Group, CEA Holding may capture such New Investment Opportunity and provide opportunity for the Company to acquire the New Business from CEA Holding by exercising the Call Option at a later stage after proper due diligence and assessment of the New Business conducted by the Company. Moreover, if CEA Holding is allowed to pursue the New Investment Opportunity after the Company decides to decline the New Investment Opportunity, any New Investment Opportunity rejected or not pursued by the Company, CEA Holding may capture such New Investment Opportunity under the terms of the Proposed Amendment which can protect the Group’s interest by preventing the New Business being taken by its competitors.

LETTER FROM OCTAL CAPITAL

Furthermore, as set out in the Letter from the Board, upon receipt of the written notice of any New Investment Opportunity, a board committee comprising only the independent non-executive Directors will review, consider and decide whether (i) the New Business would constitute a Restricted Business set out in the Proposed Amendments; and (ii) it is in the interest of the Group and the Shareholders as a whole to pursue the New Investment Opportunity or to permit CEA Holding or its controlled subsidiary(ies) to pursue the New Investment Opportunity. The independent non-executive Directors should consider all factors they consider relevant in assessing whether to pursue the New Investment Opportunity, including feasibility studies, estimated profitability, market, commercial and counterparty risks, compliance with the business strategy of the Group, possible synergy with the Group’s operation, the financial resources available to the Group and the qualifications and/or eligibility the Group has at that time, as well as the relevant legal, regulatory and contractual requirements, with a view to arriving at a decision which is in the best interest of the Group and the Shareholders as a whole. Such board committee may appoint financial advisors or professional experts to provide advice, at the cost of the Company, on whether to pursue or decline any New Investment Opportunity.

We are of the view that the above measures provide the Company with sufficient time to decide whether to acquire the New Business by exercise of the Call Option or the Right of First Refusal as long as the New Business being held by CEA Holding. With the full access of relevant material including its financial and operational information of the New Business, the Company can conduct a more in-depth due diligence study and research in assessing the financial and business aspects of the New Business and perform a detailed analysis to estimate the possible synergy effects with the Group’s existing business. Moreover, as the decision on whether to acquire the New Business by exercise of the Call Option or the Right of First Refusal being determined by the committee comprising the independent non-executive Director only while the other Board of Directors are required to abstain from the relevant proceedings of such Board meetings, this arrangement can ensure that the committee can perform a review on the New Business independently to avoid conflict of interest when making decision. In view of above, we are of the view that the above measures provide flexibility in pursuing new business opportunities at a later but more appropriate time after review and due diligence performed by the committee.

As set out in the Letter from the Board, the Non-Competition Undertaking was given almost 21 years ago, and the practice in Hong Kong in connection with managing competition between a Hong Kong listed issuer and its controlling shareholder(s) has been evolving ever since. At present, it is not uncommon that a controlling shareholder of a company listed on the Hong Kong Stock Exchange be permitted, under the non-competition arrangement between itself and the listed issuer, to pursue New Investment Opportunities after certain procedures are followed and certain conditions are satisfied. Accordingly, we have reviewed the terms of deed of non-competition as disclosed in the prospectuses of recent newly listed companies on the main board of the Stock Exchange for the last month prior to and including the date of the Supplemental Agreement II and noted that it is not uncommon to have the mechanism similar to the Mechanism for the relevant controlling shareholders to present or offer any relevant new business opportunities to the listed companies as well as providing the controlling shareholders’ right to pursue the new business opportunities while the issuer decided to decline such new business opportunities. References can be made to the prospectuses of Vicon Holdings Limited (3878.HK), Digital Hollywood Interactive Limited (2022. HK), Kin Pang Holdings Limited (1722.HK), Hebei Construction Group Corporation Limited (1727.HK), Centurion Corporation Limited (6090.HK), Solis Holdings Limited (2227.HK), Nissin Foods Company Limited (1475.HK), Riverine China Holdings Limited (1417.HK), Lucion Shandong International Trust Co. Ltd. (1697.HK), Trio Industrial Electronics Group Limited (1710.HK), Bestway Global Holding Inc. (3358. HK), Sun Hing Printing Holdings Limited (1975.HK), Yixin Group Limited (2858.HK) and Shuang Yun Holdings Limited (1706.HK). Therefore, we are of the view that the Mechanism allowing CEA Holding to pursue the New Business Opportunity if the Company decides to decline the New Business Opportunity is in line with market practice.

Based on the above, we are of the view that the Proposed Amendments are on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

LETTER FROM OCTAL CAPITAL

RECOMMENDATION

Having considered the above principal factors, we are of the opinion that the transactions under the Supplemental Agreement II are not in the ordinary and usual course of business of the Company; and the terms of the Supplemental Agreement II are on normal commercial terms, fair and reasonable, and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders, and we advise the Independent Shareholders, to vote in favour of the special resolution to be proposed at the EGM for approving the Supplemental Agreement II and the Proposed Amendments to the terms of the Supplemental Agreement II.

Yours faithfully, For and on behalf of Octal Capital Limited

Alan Fung	Louis Chan
Managing Director	Director

Note:	Mr. Alan Fung has been a responsible officer of Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities since 2003. Mr. Fung has more than 24 years of experience in corporate finance and investment banking and has participated in and completed various advisory transactions in respect of mergers and acquisitions, connected transactions and transactions subject to the compliance to the Takeovers Code of listed companies in Hong Kong. Mr. Louis Chan has been a responsible officer of Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities since 2008. Mr. Chan has more than 16 years of experience in corporate finance and investment banking and has participated in and completed various advisory transactions in respect of mergers and acquisitions, connected transactions and transactions subject to the compliance to the Takeovers Code of listed companies in Hong Kong.

APPENDIX	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

DISCLOSURE OF INTERESTS

Directors, supervisors, chief executives and senior management of the Company

The interests of the Directors, supervisors, chief executives and senior management in the issued share capital of the Company as at the Latest Practicable Date are set out as follows:

		Number of		Capacity in
		shares held —		which the A
Name	Position	Personal interest		shares were held
Liu Shaoyong	Chairman and Authorised Representative	0		—
Ma Xulun	Vice Chairman, President	0		—
Li Yangmin	Director, Vice President	3,960 A shares	(Note 1)	Beneficial owner
Xu Zhao	Director	0		—
Gu Jiadan	Director	0		—
Tang Bing	Director, Vice President	0		—
Tian Liuwen	Director, Vice President	0		—
Li Ruoshan	Independent non-executive Director	0		—
Ma Weihua	Independent non-executive Director	0		—
Shao Ruiqing	Independent non-executive Director	0		—
Cai Hongping	Independent non-executive Director	0		—
Xi Sheng	Chairman of the Supervisory Committee	0		—
Ba Shengji	Supervisor	0		—
Hu Jidong	Supervisor	0		—
Jia Shaojun	Supervisor	0		—
Feng Jinxiong	Supervisor	0		—
Wu Yongliang	Vice President, Chief Financial Officer	3,696 A shares	(Note 2)	Beneficial owner
Feng Liang	Vice President	0		—
Jiang Jiang	Vice President	0		—
Feng Dehua	Vice President	0		—
Wang Jian	Board Secretary, Company Secretary and Authorised Representative	0		—

APPENDIX	GENERAL INFORMATION

Note	1: representing approximately 0.000027% of the Company’s total issued shares as at the Latest Practicable Date.

Note	2 representing approximately 0.000026% of the Company’s total issued shares as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Company’s supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/ or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be: (i) notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO); or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (which for this purpose shall be deemed to apply to the supervisors of the Company to the same extent as it applies to the Directors).

As at the Latest Practicable Date, Mr. Liu Shaoyong (a Director and the Chairman), Mr. Ma Xulun (the vice chairman and president), Mr. Li Yangmin (a Director and a vice president), Mr. Xu Zhao (a Director), Mr. Gu Jiadan (a Director), Mr. Tang Bing (a Director and a vice president), Mr. Tian Liuwen (a Director and a vice president), Mr. Xi Sheng (a supervisor and the Chairman of the supervisory committee of the Company), Mr. Ba Shengji (a supervisor of the Company), Mr. Hu Jidong (a supervisor of the Company) and Mr. Jia Shaojun (a supervisor of the Company) are employees of CEA Holding, which is a company having an interest in the Company’s shares required to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

EXPERT STATEMENT

This circular includes statement(s) made by the following expert(s):

Name	Qualification
Octal Capital	type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO

The above-mentioned expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter in the form and context in which it is included.

To the best of the Directors’ knowledge, the above-mentioned expert is a third party independent from the Company and its connected persons.

As at the Latest Practicable Date, the above-mentioned expert did not have any direct or indirect interest in any assets which have been, since 31 December 2016 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, the above-mentioned expert was neither beneficially interested in the share capital of any member of the Group nor had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

APPENDIX	GENERAL INFORMATION

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any existing or proposed service contract with any member of the Group which is not expiring or terminable within a year without payment of any compensation (other than statutory compensation).

COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective close associates (as defined in the Listing Rules) was interested in any business (apart from the Group’s business) which competes or is likely to compete, either directly or indirectly, with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS OR ARRANGEMENTS SIGNIFICANT TO THE GROUP

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any direct or indirect interest in any assets which have been, since 31 December 2016 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement, subsisting at the Latest Practicable Date, which is significant in relation to the business of the Group.

MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2016, being the date to which the latest published audited consolidated financial statements of the Group were made up.

DOCUMENTS FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at Unit D, 19/F., United Centre, 95 Queensway, Hong Kong for a period of 14 days (excluding Saturdays and Sundays) from the Latest Practicable Date:

(a)	the letter from the Independent Board Committee, as set out in this circular;

(b)	the letter from Octal Capital, the Independent Financial Adviser, as set out in this circular;

(c)	the consent letters referred to in the section headed “Expert Statement” in this Appendix;

(d)	the Supplemental Agreement II;

(e)	the Reorganization and Division Agreement; (f) the Supplemental Agreement I; and

(g)	this circular.